Exhibit 10.10

AMENDED AND RESTATED PURCHASE AND SALE AGREEMENT

Dated as of April 30, 2004

among

THE ORIGINATORS NAMED HEREIN,

SEQUA RECEIVABLES CORP.

and

SEQUA CORPORATION,

as the initial Servicer

13139305 98464720

ii

SCHEDULES

EXHIBITS

13139305 98464720

AMENDED AND RESTATED PURCHASE AND SALE AGREEMENT

THIS AMENDED AND RESTATED PURCHASE AND SALE AGREEMENT (as amended, amended and restated, supplemented or otherwise modified from time to time, this "Agreement"), dated as of April 30, 2004, is among SEQUA CORPORATION, a Delaware corporation ("Sequa"), individually and as the initial Servicer, (in such capacity, the "Servicer"), CHROMALLOY GAS TURBINE CORPORATION, a Delaware corporation ("Gas Turbine"), CHROMALLOY CASTINGS TAMPA CORPORATION, a Delaware corporation ("Castings"), CHROMALLOY SAN DIEGO CORPORATION, a California corporation ("SD"), SEQUA CAN MACHINERY, INC., an Ohio corporation ("Sequa Can"), ARC AUTOMOTIVE, INC., a Delaware corporation ("ARC"), CASCO PRODUCTS CORPORATION, a Delaware corporation ("Casco"), MEGTEC SYSTEMS, INC., a Delaware corporation ("MEGTEC") (Sequa, Gas Turbine, Castings, SD, Sequa Can, ARC, Casco and MEGTEC are each an "Originator" and together with each other Person that is or from time to time becomes an Originator pursuant to Section 4.3 hereof, collectively, the "Originators"), and SEQUA RECEIVABLES CORP., a New York corporation (the "Company"), as purchaser and contributee.

Definitions

Unless otherwise indicated, certain terms that are capitalized and used throughout this Agreement are defined in Exhibit I to the Amended and Restated Receivables Purchase Agreement dated as of the date hereof (as amended, amended and restated, supplemented or otherwise modified from time to time, the "Receivables Purchase Agreement"), among the Company, Sequa, as initial Servicer, the various CP Conduit Purchasers and Funding Agents from time to time party thereto and The Bank of Nova Scotia, Collateral Agent.

Background

1.   The Company is a special purpose corporation, all of the capital stock of which is wholly-owned by Sequa.

2.   In order to finance their respective businesses, the Originators (other than Sequa Can and ARC) have sold and all of the Originators wish to sell certain Receivables and Related Rights from time to time to the Company, and the Company is willing, on the terms and subject to the conditions set forth herein, to purchase such Receivables and Related Rights from such Originators.

3.   The Company intends to sell to the Collateral Agent (for the benefit of the Purchasers) an. undivided variable percentage interest in its Receivables and Related Rights pursuant to the Receivables Purchase Agreement in order to finance its purchases of certain Receivables and Related Rights hereunder.

4.   This Agreement amends and restates in its entirety, as of the Closing Date (as defined below), the Purchase and Sale Agreement, dated as of November 13, 1998 (as amended, supplemented or otherwise modified through the Closing Date, the "Original PSA"), among the

Seller, the Originators from time to time party thereto and the Servicer. Upon the effectiveness of this Agreement and the Receivables Purchase Agreement, the terms and provisions of the Original PSA shall, subject to this paragraph, be superseded hereby in their entirety. Notwithstanding the amendment and restatement of the Original PSA by this Agreement, (i) the Seller and Sequa shall continue to be liable to LSFC, BNS or any other Purchase and Sale Indemnified Party (as such terms are defined in the Original PSA) with respect to all unpaid Original Agreement Outstanding Amounts (as such term is defined in the Receivables Purchase Agreement) which shall continue to accrue thereunder until such amounts are paid in full) and all agreements to indemnify such parties in connection with events or conditions arising or existing prior to the effective date of this Agreement and (ii) the security interest created under the Original Agreement shall remain in full force and effect as security for such Original Agreement Outstanding Amounts until such Original Agreement Outstanding Amounts shall have been paid in full. Upon the effectiveness of this Agreement, each reference to the Original PSA in any other document, instrument or agreement shall mean and be a reference to this Agreement. Nothing contained herein, unless expressly herein stated to the contrary, is intended to amend, modify or otherwise affect any other instrument, document or agreement executed and or delivered in connection with the Original PSA.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereto agree as follows:

ARTICLE 1.

AGREEMENT TO PURCHASE AND SELL

1.1. <u>Agreement to Purchase and Sell</u>. On the terms and subject to the conditions set forth in this Agreement (including Article 4), and in consideration of the Purchase Price, each Originator agrees to sell to the Company, and does hereby sell to the Company (subject to the interest created in favor of Liberty Street Funding Corp., as issuer under the terms of the Original Agreement (as defined in the Receivables Purchase Agreement) until the Original Agreement Outstanding Amounts (as defined in the Receivables Purchase Agreement) have been paid in full), and the Company agrees to purchase from such Originator, and does hereby purchase from such Originator, without recourse (except as otherwise provided herein) and without regard to collectibility, all of such Originator's right, title and interest in and to:

a. each Receivable of such Originator (other than Sequa Can and ARC) that existed and was owing to such Originator as of the close of such Originator's business on November 13, 1998 (the "<u>Initial Closing Date</u>") (other than the Receivables and Related Rights contributed by such Originator to the Company pursuant to Sections 3.1, 3.2 and 3.3 (the "<u>Contributed Receivables</u>"));

b. each Receivable created or originated by such Originator from the close of such Originator's business on the Initial Closing Date to and including the Purchase and Sale Termination Date;

c.	in the case of Sequa Can and ARC, each Receivable of such Originator that existed and was owing to such Originator as of the close of its business on May 14, 2004 (the "Closing Date") (other than Receivables and Related Rights contributed by such Originator to the Company pursuant to Sections 3.1, 3.2 and 3.3;

d.	in the case of Sequa Can and ARC, each Receivable created or originated by it from the close of its business on the Closing Date to and including the Purchase and Sale Termination Date;

e.	all rights to, but not the obligations under, all Related Security;

f.	all monies due or to become due with respect to any of the foregoing;

g.	all books and records related to any of the foregoing;

h.	all proceeds thereof (as defined in the applicable UCC) received on or after the Initial Closing Date or the Closing Date, as applicable, including, without limitation, all funds which either are received by such Originator, the Company or the Servicer from or on behalf of the Obligors in payment of any amounts owed (including, without limitation, finance charges, interest and all other charges) in respect of Receivables, or are applied to such amounts owed by the Obligors (including, without limitation, insurance payments, if any, that such Originator or the Servicer (if other than Originator) applies in the ordinary course of its business to amounts owed in respect of any Receivable); and

i.	all right, title and interest (but not obligations) in and to any deposit accounts or securities accounts (as such terms are defined in the applicable UCC) into which any Collections or other proceeds with respect to such Receivables may be deposited, and any related investment property (as such term is defined in the applicable UCC).

All purchases and contributions hereunder shall be made without recourse, but shall be made pursuant to and in reliance upon the representations, warranties and covenants of each Originator set forth in this Agreement and each other Transaction Document. The Company's foregoing commitment to purchase such Receivables and the proceeds and rights described in subsections (c) through (i) of this Section 1.1 (collectively, the "Related Rights") is herein called the "Purchase Facility."

1.2.   Timing of Purchases.

a.   Initial Closing Date; Closing Date Purchases. Each Originator's entire right, title and interest in (A) (i) each Receivable that existed and was owing to such Originator as of the close of such Originator's business on the Initial Closing Date or the Closing Date, as applicable (other than the Contributed Receivables), and (ii) all Receivables hereafter existing or coming into existence, and (B) all Related Rights with respect thereto shall be deemed to have been sold by the related Originator to the Company on the Initial Closing Date or the Closing Date, as applicable.

b.   Regular Purchases. After the Closing Date, each Receivable created or originated by each Originator and described in Section 1.1(b) or Section 1.1(d) hereof and all Related Rights shall be purchased and owned by the Company (without any further action) upon the creation or origination of such Receivable.

1.3.   Consideration for Purchases. On the terms and subject to the conditions set forth in this Agreement, the Company agrees to make all Purchase Price payments to the respective Originators, and to reflect all contributions, in accordance with Article 3.

1.4.   Purchase and Sale Termination Date. The "Purchase and Sale Termination Date" shall be the earlier to occur of (a) the date of the termination of this Agreement pursuant to Section 8.2 and (b) the Payment Date immediately following the day on which Sequa shall have given notice to the Company that the Originators desire to terminate this Agreement.

As used herein, "Payment Date" means (i) the Closing Date and (ii) each Business Day thereafter that the Originators are open for business.

1.5.   Intention of the Parties. It is the express intent of the parties hereto that the transfers of the Receivables and Related Rights by each Originator to the Company, as contemplated by this Agreement be, and be treated as, sales or contributions, as applicable, and not as loans secured by the Receivables and Related Rights. If, however, notwithstanding the intent of the parties, such transfers are deemed to be loans, such Originator hereby grants to the Company a first priority security interest in all of such Originator's right, title and interest in and to the Receivables and the Related Rights now existing and hereafter created, all monies due or to become due and all amounts received with respect thereto, and all proceeds thereof, to secure all of such Originator's obligations hereunder.

ARTICLE 2.

CALCULATION OF PURCHASE PRICE

2.1.   Calculation of Purchase Price. On each Servicer Report Date, the Servicer shall deliver to the Company, each Funding Agent and each Originator a report in substantially the form of Exhibit A (each such report being herein called a "Purchase Report") with respect to the matters set forth therein and the Company's purchases of Receivables from each Originator:

   a.   that are to be made on the Closing Date (in the case of the Purchase Report to be delivered on the Closing Date), or

   b.   that were made during the period commencing on the Servicer Report Date immediately preceding such Servicer Report Date to (but not including) such Servicer Report Date (in the case of each subsequent Purchase Report).

The "Purchase Price" (to be paid to each Originator in accordance with the terms of Article 3) for the Receivables and the Related Rights that are purchased hereunder shall be determined in accordance with the following formula:

   PP   =   OB X FMVD

   where:

   PP   =   Purchase Price for each Receivable as calculated on the relevant Payment Date.

   OB   =   the Outstanding Balance of such Receivable.

   FMVD=   Fair Market Value Discount, as measured on such Payment Date, which is equal to the quotient (expressed as percentage) of (a) one divided by (b) the sum of (i) one, plus (ii) the product of (A) the Prime Rate on such Payment Date, and (B) a fraction, the numerator of which is the Days' Sales Outstanding (calculated as of the last day of the calendar month next preceding such Payment Date) and the denominator of which is 365.

   "Prime Rate" means a per annum rate equal to the "prime rate" as published in the "Money Rates" section of The Wall Street Journal or such other publication as determined by the Funding Agents in their discretion.

ARTICLE 3.

CONTRIBUTION OF RECEIVABLES;
PAYMENT OF PURCHASE PRICE

3.1.   <u>Contribution of Receivables</u>. On the Initial Closing Date, Sequa contributed to the capital of the Company, Receivables and Related Rights with respect thereto consisting of each Receivable of Sequa that existed and was owing to Sequa on the Initial Closing Date, beginning with the oldest of such Receivables and continuing chronologically thereafter, and all or an undivided interest in the most recent of such contributed Receivables such that the aggregate Outstanding Balance of all such contributed Receivables was equal to $50,000,000.

3.2.   <u>Initial Purchase Price Payment</u>. On the terms and subject to the conditions set forth in this Agreement, the Company agrees to pay to each Originator the Purchase Price for the purchase of Receivables to be made on the Closing Date (other than Contributed Receivables), partially in cash in the amount of the proceeds of the purchase made by the Purchasers on the Closing Date under the Receivables Purchase Agreement, and partially by issuing a promissory note in the form of <u>Exhibit B</u> to such Originator with an initial principal balance equal to the remaining Purchase Price (as each such promissory note may be amended, supplemented, indorsed or otherwise modified from time to time, together with all promissory notes issued from time to time in substitution therefor or renewal thereof in accordance with the Transaction Documents, being herein called the "<u>Company Note</u>").

3.3.   <u>Subsequent Purchase Price Payments</u>. On each Business Day falling after the Closing Date and on or prior to the Purchase and Sale Termination Date, on the terms and subject to the conditions set forth in this Agreement, the Company shall pay to each Originator the Purchase Price for the Receivables coming into existence on such Business Day, in cash, to the extent provided under the terms of the Receivables Purchase Agreement, and to the extent any of such Purchase Price remains unpaid, such remaining portion of such Purchase Price shall be paid by means of an automatic increase to the outstanding principal amount of the Company Note issued to such Originator. To the extent that the Company does not have sufficient cash and cannot increase the outstanding principal amount of the Company Note issued to Sequa in respect of the Purchase Price owed to Sequa, Sequa may make a capital contribution of cash and/or Receivables and Related Rights to the Company.

The Servicer shall make all appropriate record keeping entries with respect to the Company Notes or otherwise to reflect the foregoing payments and to reflect adjustments pursuant to <u>Section 3.4</u>, and Servicer's books and records shall constitute rebuttable presumptive evidence of the principal amount of and accrued interest on any Company Note at any time. Furthermore, Servicer shall hold the Company Notes for the benefit of the applicable Originators, and all payments under the Company Notes shall be made to the Servicer for the account of the applicable payee thereof. Each applicable Originator hereby irrevocably authorizes Servicer to mark the Company Notes "CANCELLED" and to return such Company Notes to the Company upon the final payment thereof after the occurrence of the Purchase and Sale Termination Date.

3.4. <u>Settlement as to Specific Receivables and Dilution</u>.

a. If on the day of purchase or contribution of any Receivable from any Originator hereunder, any of the representations or warranties set forth in <u>Section 5.2</u>, <u>5.3</u>, <u>5.4</u> or <u>5.11</u> of such Originator is not true with respect to such Receivable or as a result of any action or inaction of such Originator, on any day any of such representations or warranties set forth in <u>Section 5.2</u>, <u>5.3</u>, <u>5.4</u> or <u>5.11</u> is no longer true with respect to such a Receivable (other than a representation or warranty set forth in <u>Section 5.11(c)</u> or <u>(d)</u> which is no longer true as a result of an Obligor's payment obligation being discharged in bankruptcy), then the Purchase Price (or in the case of a Contributed Receivable, the Outstanding Balance of such Receivable (the "<u>Contributed Value</u>")) with respect to such Receivables shall be reduced by an amount equal to the Outstanding Balance of such Receivable and shall be accounted to such Originator as provided in <u>subsection (c)</u> below; <u>provided</u>, that if the Company thereafter receives payment on account of Collections due with respect to such Receivable, the Company promptly shall deliver such funds to such Originator.

b. If, on any day, the Outstanding Balance of any Receivable (including any Contributed Receivable) purchased (or contributed) hereunder is reduced or adjusted as a result of any defective, rejected, returned goods or services, or any discount or other adjustment made by any Originator, the Company or the Servicer or any offset, setoff or dispute between such Originator or the Servicer and an Obligor as indicated on the books of the Company (or, for periods prior to the Closing Date, the books of such Originator), then the Purchase Price or the Contributed Value, as the case may be, with respect to such Receivable shall be reduced by the amount of such net reduction and shall be accounted to Originator as provided in <u>subsection (c)</u> below.

c. Any reduction in the Purchase Price (or Contributed Value) of any Receivable pursuant to <u>subsection (a)</u> or <u>(b)</u> above shall be applied as a credit for the account of the Company against the Purchase Price of Receivables subsequently purchased by the Company from such Originator hereunder; <u>provided</u>, <u>however</u> if there are no purchases of Receivables from such Originator (or insufficiently large purchases of Receivables) to create a Purchase Price sufficient to so apply such credit against, the amount of such credit:

    i. shall be paid in cash to the Company by such Originator in the manner and for application as described in the following proviso, or

    ii. shall be deemed to be a payment under, and shall be deducted from the principal amount outstanding under, the Company Note, if applicable, payable to such Originator to the extent permitted under Section 1(m) of Exhibit IV of the Receivables Purchase Agreement;

Provided, further, that at any time (x) when a Termination Event or an Unmatured Termination Event exists under the Receivables Purchase Agreement or (y) on or after the Purchase and Sale Termination Date, the amount of any such credit shall be paid by such Originator to the Company by deposit in immediately available funds into the Concentration Account for application to the same extent as if Collections of the applicable Receivable in such amount had actually been received on such date.

      d.   Each Purchase Report (other than the Purchase Report delivered on the Closing Date) shall include, in respect of the Receivables previously generated by each Originator (including the Contributed Receivables), a calculation of the aggregate reductions described in subsection (a) or (b) relating to such Receivables since the last Purchase Report delivered hereunder, as indicated on the books of the Company (or, for such period prior to the Closing Date, the books of the Originators).

      3.5.   Reconveyance of Receivables. In the event that an Originator has paid to the Company the full Outstanding Balance of any Receivable pursuant to Section 3.4, the Company shall reconvey such Receivable to such Originator, without representation or warranty, but free and clear of all liens created by the Company.

ARTICLE 4.

CONDITIONS OF PURCHASES

      4.1.   Conditions Precedent to Initial Purchase. The initial purchase hereunder is subject to the condition precedent that the Company shall have received, on or before the Closing Date, the following, each (unless otherwise indicated) dated the Closing Date, and each in form, substance and date satisfactory to the Company:

      a.   A copy of the resolutions of the Board of Directors of each Originator approving the Transaction Documents to be delivered by it and the transactions contemplated hereby and thereby, certified by the Secretary or Assistant Secretary of such Originator;

      b.   Good standing certificates for each Originator issued as of a recent date acceptable to Servicer by the Secretary of State of the jurisdiction of such Originator's incorporation and the jurisdiction where such Originator's chief executive office is located;

      c.   A certificate of the Secretary or Assistant Secretary of each Originator certifying the names and true signatures of the officers authorized on such Originator's behalf to sign the Transaction Documents to be delivered by it (on which certificate the

Company and Servicer (if other than such Originator) may conclusively rely until such time as the Company and the Servicer shall receive from such Originator a revised certificate meeting the requirements of this subsection (c));

d.   The articles of incorporation of each Originator, duly certified by the Secretary of State of the jurisdiction of such Originator's incorporation as of a recent date acceptable to Servicer, together with a copy of the by-laws of such Originator, each duly certified by the Secretary or an Assistant Secretary of such Originator;

e.   Copies of the proper financing statements (Form UCC-1) that have been duly executed or authorized, as applicable, and name each Originator as the debtor/seller and the Company as the secured party/purchaser (and the Collateral Agent as assignee of the Company) of the Receivables generated by such Originator and Related Rights or other, similar instruments or documents, as may be necessary or, in Servicer's or any Funding Agent's opinion, desirable under the UCC of all appropriate jurisdictions or any comparable law of all appropriate jurisdictions to perfect the Company's ownership interest in all Receivables and Related Rights in which an ownership interest may be assigned to it hereunder;

f.   A written search report from a Person satisfactory to Servicer and the Funding Agents listing all effective financing statements that name any Originator as debtor or assignor and that are filed in the jurisdictions in which filings were made pursuant to the foregoing subsection (e), together with copies of such financing statements (none of which, except for those described in the foregoing subsection (e), shall cover any Receivable or any Related Right), and tax and judgment lien search reports from a Person satisfactory to Servicer and the Funding Agents showing no evidence of any liens filed against any Originator with respect to the Receivables or Related Rights;

g.   Favorable opinions of general counsel to each of the Originators, in form and substance satisfactory to the Company and the Funding Agents;

h.   Evidence (i) of the execution and delivery by each of the parties thereto of each of the other Transaction Documents to be executed and delivered in connection herewith and (ii) that each of the conditions precedent to the execution, delivery and effectiveness of such other Transaction Documents has been satisfied to the Company's satisfaction; and

i.   A certificate from an officer of each Originator to the effect that Servicer and Originator have placed on the most recent, and have taken all steps reasonably necessary to ensure that there shall be placed on subsequent, summary master control data processing reports the following legend (or the substantive equivalent thereof): "THE RECEIVABLES DESCRIBED HEREIN HAVE BEEN SOLD TO SEQUA RECEIVABLES CORP. PURSUANT TO AN AMENDED AND

RESTATED PURCHASE AND SALE AGREEMENT, DATED AS OF APRIL 30, 2004, AMONG SEQUA CORPORATION, THE ORIGINATORS NAMED THEREIN AND SEQUA RECEIVABLES CORP.; AND AN INTEREST IN THE RECEIVABLES DESCRIBED HEREIN HAS BEEN GRANTED TO THE BANK OF NOVA SCOTIA, AS COLLATERAL AGENT, PURSUANT TO AN AMENDED AND RESTATED RECEIVABLES PURCHASE AGREEMENT, DATED AS OF APRIL 30, 2004, AMONG SEQUA CORPORATION, SEQUA RECEIVABLES CORP., THE VARIOUS CP CONDUIT PURCHASERS, COMMITTED PURCHASERS AND FUNDING AGENTS FROM TIME TO TIME PARTY THERETO AND THE BANK OF NOVA SCOTIA, AS COLLATERAL AGENT."

4.2.   <u>Certification as to Representations and Warranties</u>. Each Originator, by accepting the Purchase Price related to the Receivables (and Related Rights) generated by such Originator, shall be deemed to have certified that the representations and warranties contained in <u>Article 5</u> are true and correct on and as of such day, with the same effect as though made on and as of such day.

4.3.   <u>Addition of Originators</u>. Additional Persons may be added as Originators Hereunder, with the consent of the Company and the Funding Agents; <u>provided</u> that the following conditions are satisfied on or before the date of such addition:

i.   The Servicer shall have given each Funding Agent and the Company at least thirty (30) days prior written notice of such proposed addition and the identity of the proposed additional Originator and shall have provided such information with respect to the receivables of such additional Originator as any Funding Agent shall have reasonably requested;

ii.   such proposed additional Originator has executed and delivered to the Company and the Funding Agents an agreement substantially in the form attached hereto as <u>Exhibit C</u> (each, a "<u>Joinder Agreement</u>");

iii.   such proposed additional Originator has delivered to the Company and the Funding Agents each of the documents with respect to such Originator described in <u>Section 4.1</u>;

iv.   unless the receivables intended to be sold by such Originator to the Company hereunder are Receivables, the related underlying goods of which, are and will continue to be generated by an already existing Originator, the Funding Agents shall (if required by the documents governing the commercial paper program of the CP Conduit Purchasers related to any such Funding Agent) have received a written statement from each of Moody's and Standard & Poor's confirming that the addition of such Originator will not result in a downgrade or withdrawal of the current ratings of the Notes of such Funding Agent's related CP Conduit Purchaser(s); and

v.   the Purchase and Sale Termination Date shall not have occurred.

ARTICLE 5.

REPRESENTATIONS AND WARRANTIES OF THE ORIGINATORS

In order to induce the Company to enter into this Agreement and to make purchases and accept contributions hereunder, each Originator, hereby makes with respect to itself the representations and warranties set forth in this Article 5.

5.1.   Organization and Good Standing. Such Originator is an entity duly organized, validly existing and in good standing under the laws of the state of its organization and has all necessary powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as currently conducted in each applicable jurisdiction.

5.2.   Company and Governmental Authorization: Contravention. The execution, delivery and performance by such Originator of this Agreement and the other Transaction Documents to which it is a party (i) are within the its organizational powers, (ii) have been duly authorized by all necessary organizational action, (iii) require no action or authorization by or in respect of, or filing with, any governmental body, agency or official (other than the UCC filings referred to in Section 4.1 and other filings required by the Securities and Exchange Commission, all of which have been filed on or before the first purchase or contribution hereunder). This Agreement and the other Transaction Documents to which it is a party have been duly executed and delivered by such Originator.

5.3.   Enforceability. This Agreement and the other Transaction Documents to which such Originator is a party are legal, valid and binding obligations of such Originator, enforceable against such Originator in accordance with their respective terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and to the extent that general equitable principles may limit the right to obtain the remedy of specific performance of the obligations hereunder and thereunder.

5.4.   Valid Sale or Contribution. Each sale or contribution, as the case may be, of Receivables and Related Rights made by such Originator pursuant to this Agreement shall constitute a valid sale or contribution, as the case may be, transfer, and assignment thereof to the Company, enforceable against creditors of, and purchasers from, such Originator.

5.5.   No Violation. The consummation of the transactions contemplated by this Agreement and the other Transaction Documents and the fulfillment of the terms hereof or thereof will not (a) conflict with, result in any breach of any of the terms and provisions of, or constitute (with or without notice or lapse of time or both) a default under (i) such Originator's certificate of incorporation or by-laws, or (ii) any indenture, loan agreement, mortgage, deed of trust, or other agreement or instrument to which it is a party or by which it is bound, (b) result in the creation or imposition of any Adverse Claim upon any of its properties pursuant to the terms of any such indenture, loan agreement, mortgage, deed of trust, or other agreement or instrument, other than the Transaction Documents, or (c) violate any law or any order, rule, or regulation applicable to it of any court or of any federal, state or foreign regulatory body, administrative agency, or other governmental instrumentality having jurisdiction over it or any of its properties.

5.6.   Proceedings. There is no litigation or, to such Originator's knowledge, any proceeding or investigation pending before any court, regulatory body, arbitrator, administrative agency, or other tribunal or governmental instrumentality (a) asserting the invalidity of any Transaction Document, (b) seeking to prevent the sale or contribution of Receivables and Related Rights to the Company or the consummation of any of the other transactions contemplated by any Transaction Document, or (c) seeking any determination or ruling that could reasonably be expected to have a Material Adverse Effect.

5.7.   Bulk Sales Act. No transaction contemplated hereby requires compliance with any bulk sales act or similar law.

5.8.   Government Approvals. Except for the filing of the UCC financing statements referred to in Article 4, all of which, at the time required in Article 4, shall have been duly made and shall be in full force and effect, no authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for such Originator's due execution, delivery and performance of any Transaction Document to which it is a party, as seller.

5.9.   Financial Condition.

a.   On the Closing Date, and on the date of each sale of Receivables by each Originator to the Company (both before and after giving effect to such sale), such Originator shall be Solvent.

b.   The consolidated balance sheets of Sequa and its consolidated subsidiaries as of December 31, 2003 and the related statements of income operations and shareholders' equity of Sequa and its consolidated subsidiaries for the fiscal year then ended certified by Sequa's independent accountants, copies of which have been furnished to the Company, present fairly the consolidated financial position of Sequa and its consolidated subsidiaries for the period ended on such date, all in accordance with generally accepted accounting principles consistently applied; and since such date no event has occurred that has had, or is reasonably likely to have, a Material Adverse Effect.

5.10.   <u>Margin Regulations</u>. No use of any funds acquired by such Originator under this Agreement will conflict with or contravene any of Regulations T, U and X promulgated by the Board of Governors of the Federal Reserve System from time to time.

5.11.   <u>Quality of Title</u>.

a.   Each Receivable (together with the Related Rights) which is to be sold or contributed to the Company hereunder is or shall be owned by such Originator, free and clear of any Adverse Claim. Whenever the Company makes a purchase, or accepts a contribution, hereunder, it shall have acquired a valid and perfected ownership interest (free and clear of any Adverse Claim) in all Receivables generated by such Originator and all Collections related thereto, and in such Originator's entire right, title and interest in and to the other Related Rights with respect thereto.

b.   No effective financing statement or other instrument similar in effect covering any Receivable generated by such Originator or any right related to any such Receivable is on file in any recording office except such as may be filed in favor of the Company or the Originators, as the case may be, in accordance with this Agreement or in favor of the Collateral Agent in accordance with the Receivables Purchase Agreement.

c.   Each Receivable purchased or contributed hereunder and included, at any time, in the calculation of the Net Receivables Pool Balance, was on the date of such purchase or contribution, an Eligible Receivable.

d.   Each Receivable purchased or contributed hereunder, and of an Obligor that is not a resident of the United States, is not (and shall not at any time be) subject to any currency controls imposed by any Governmental Authority under the laws of which such Obligor is organized or a political subdivision thereof, which currency controls restrict the ability of such Obligor to pay its obligations in connection with such Pool Receivable.

5.12. Accuracy of Information. No factual written information furnished or to be furnished in writing by such Originator, to the Company, any Purchaser, any Funding Agent or the Collateral Agent for purposes of or in connection with any Transaction Document or any transaction contemplated hereby or thereby is, and no other such factual written information hereafter furnished (and prepared) by such Originator, to the Company, any Purchaser, any Funding Agent or the Collateral Agent pursuant to or in connection with any Transaction Document, taken as a whole, will be inaccurate in any material respect as of the date it was furnished or (except as otherwise disclosed to the Company at or prior to such time) as of the date as of which such information is dated or certified, or shall contain any material misstatement of fact or omitted or will omit to state any material fact necessary to make such information, in the light of the circumstances under which any statement therein was made, not materially misleading on the date as of which such information is dated or certified.

5.13. Location. Such Originator's location (as such term is used in the UCC) and the offices where such Originator keeps all its books, records and documents evidencing the Receivables, the related Contracts and all other agreements related to such Receivables as set forth on Schedule 5.13, or in the Joinder Agreement pursuant to which it became a party hereto (or at such other locations, as notified to the Servicer and the Funding Agents in accordance with Section 6.1(f), in jurisdictions where all action required by Section 7.3 has been taken and completed).

5.14. Trade Names. Except as disclosed on Schedule 5.14, such Originator does not use any trade name other than its actual corporate name. From and after the date that fell five (5) years before the Closing Date, such Originator has not been known by any legal name other than its company name as of the date hereof, nor has such Originator been the subject of any merger or other reorganization except as disclosed on Schedule 5.14.

5.15. Taxes. Such Originator has filed all material tax returns and reports required by law to have been filed by it and has paid all taxes and governmental charges thereby shown to be owing, except any such taxes which are not yet delinquent or are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books.

5.16. Licenses and Labor Controversies.

a.   Such Originator has not failed to obtain any licenses, permits, franchises or other governmental authorizations necessary to the ownership of its properties or to the conduct of its business, which violation or failure to obtain would be reasonably likely to have a Material Adverse Effect; and

b.   There are no labor controversies pending against such Originator that have had (or are reasonably likely to have) a Material Adverse Effect.

5.17. Compliance with Applicable Laws. Such Originator is in compliance, in all material respects, with the requirements of (i) all applicable laws, rules, regulations, and orders of all governmental authorities (including, without limitation, Regulation Z, laws, rules and regulations relating to usury, truth in lending, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices and privacy and all other consumer laws applicable to the Receivables and related Contracts) (excluding with respect to environmental matters which are covered by clause (ii)), and (ii) to the best of its knowledge, all applicable environmental laws, rules, regulations and orders of all governmental authorities.

5.18. Reliance on Separate Legal Identity. Such Originator is aware that Purchasers and the Funding Agents are entering into the Transaction Documents to which they are parties in reliance upon the Company's identity as a legal entity separate from any Originator.

5.19. Purchase Price. The purchase price payable by the Company to such Originator hereunder is intended by such Originator and Company to be consistent with the terms that would be obtained in an arm's length sale.

5.20. Certain Definitions. With respect to this Agreement, the terms "Material Adverse Effect" and "Solvent" are defined as follows:

"Material Adverse Effect" means, with respect to any event or circumstance, a material adverse effect on:

(i)   the business, assets, or financial condition of any Originator;

(ii)   the ability of any Originator or the Servicer (if it is the Originator) to perform its obligations under the Receivables Purchase Agreement or any other Transaction Document to which it is a party or the performance of any such obligations;

(iii)   the validity or enforceability of the Receivables Purchase Agreement or any other Transaction Document;

(iv)   with respect to this Agreement, the status, existence, perfection, priority or enforceability of Company's interest in the Receivables or Related Rights; or

(v)   the validity or enforceability of the Receivables.

"Solvent" means, with respect to any Person at any time, a condition under which:

(i)   the fair value and present fair saleable value of such Person's total assets is, on the date of determination, greater than such Person's total liabilities (including contingent and unliquidated liabilities) at such time;

(ii)   such Person is and shall continue to be able to pay all of its liabilities as such Liabilities mature; and

(iii)   such Person does not have unreasonably small capital with which to engage in its current and in its anticipated business.

For purposes of this definition:

(A)   the amount of a Person's contingent or unliquidated liabilities at any time shall be that amount which, in light of all the facts and circumstances then existing, represents the amount which can reasonably be expected to become an actual or matured liability;

(B)   the "fair value" of an asset shall be the amount which may be realized within a reasonable time either through collection or sale of such asset at its regular market value;

(C)   the "regular market value" of an asset shall be the amount which a capable and diligent business person could obtain for such asset from an interested buyer who is willing to purchase such asset under ordinary selling conditions; and

(D)   the "present fair saleable value" of an asset means the amount which can be Obtained if such asset is sold with reasonable promptness in an arm's length transaction in an existing and not theoretical market.

5.21.   Investment Company Act. Such Originator is not an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended. In addition, such Originator is not a "holding company," a "subsidiary company" of a "holding company" or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company" within the meaning of the Public Utility Holding Company Act of 1935, as amended.

ARTICLE 6.

COVENANTS OF THE ORIGINATORS

6.1.   Affirmative Covenants. From the Closing Date until the first day following the Purchase and Sale Termination Date, each Originator will, unless the Company and the Funding Agents shall otherwise consent in writing:

a.   Compliance with Laws, Etc. Comply in all material respects with all applicable laws, rules, regulations and orders, including those with respect to the Receivables generated by it and the related Contracts and other agreements related thereto.

b.   Preservation of Corporate Existence.   Preserve and maintain its organizational existence, rights, franchises and privileges in the jurisdiction of its incorporation, and qualify and remain qualified in good standing as a foreign corporation in each jurisdiction where the failure to preserve and maintain such existence, rights, franchises, privileges and qualification could reasonably be expected to have a Material Adverse Effect.

c.   Offices, Records and Books of Account, Etc. (i) Keep its location (as such terms or similar terms are used in the UCC) and the office where it keeps its records concerning the Receivables at the address of such Originator set forth under its name on the signature page hereto (or in the Joinder Agreement pursuant to which it became a party hereto) or, upon thirty days prior written notice to the Company and the Funding Agents, at any other locations in jurisdictions where all actions reasonably requested by the Company and the Funding Agents to protect and perfect the interest of the Company and the Collateral Agent in the Receivables and related items have been taken and completed and (ii) shall provide the Company and the Funding Agents with at least 30 days' written notice before making any change in its name or making any other change in its identity or organizational status that could render any UCC financing statement filed in connection with this Agreement (or other Transaction Documents) "seriously misleading" as such term (or similar term) is used in the UCC; each notice to the Company and the Funding Agents pursuant to this sentence shall set forth the applicable change and the effective date thereof. Such Originator will also maintain and implement administrative and operating procedures (including an ability to recreate records evidencing Receivables and related Contracts in the event of the destruction of the originals thereof), and keep and maintain all documents, books, records, computer tapes and disks and other information reasonably necessary or advisable for the collection of all Receivables (including records adequate to permit the daily identification of each Receivable and all Collections of and adjustments to each existing Receivable).

d.   Performance and Compliance with Contracts and Credit and Collection Policy. At its expense, comply in all material respects with the applicable Credit and Collection Policies with regard to each Receivable and the related Contract, and timely and fully perform and comply with all provisions, covenants and other promises required to be observed by it under the related Contracts and all other agreements related to the Receivables and Related Rights.

e.   <u>Ownership Interest, Etc</u>. At its expense, take all action necessary or desirable to establish and maintain a valid and enforceable ownership or security interest, in the Receivables, the Related Rights and Collections with respect thereto, free and clear of any Adverse Claim, in favor of the Company and the Collateral Agent (for the benefit of the Purchasers), including taking such action to perfect, protect or more fully evidence the interest of the Company and the Collateral Agent (for the benefit of the Purchasers) as the Company or any Funding Agent may reasonably request.

f.   <u>Receivables Review</u>. (i) At any time and from time to time (but, (a) prior to the occurrence of a Purchase and Sale Termination Event or an Unmatured Purchase and Sale Termination Event or (b) unless, in the opinion of the Funding Agents reasonable grounds for insecurity exist with respect to the collectibility of the Receivables or such Originator's performance or ability to perform its obligations under this Agreement, no more frequently than annually) during regular business hours, upon reasonable prior notice, permit the Company and/or the Funding Agents, or their respective agents or representatives, (A) to examine, to audit and make copies of and abstracts from all books, records and documents (including, without limitation, computer tapes and disks) in the possession or under the control of such Originator relating to the Receivables and Related Rights, including, without limitation, the Contracts and other agreements related thereto, and (B) to visit such Originator's offices and properties for the purpose of examining such materials described in the foregoing <u>clause (A)</u> and discussing matters relating to the Receivables and Related Rights or such Originator's performance hereunder with any of the officers or employees of such Originator having knowledge of such matters; and (ii) without limiting the provisions of <u>clause (i)</u> next above, from time to time (but, (a) prior to the occurrence of a Purchase and Sale Termination Event or an Unmatured Purchase and Sale Termination Event or (b) unless, in the opinion of the Funding Agents reasonable grounds for insecurity exist with respect to the collectibility of the Receivables or such Originator's performance or ability to perform its obligations under this Agreement, no more frequently than annually) on request of the Funding Agents, permit certified public accountants or other auditors acceptable to the Funding Agents to conduct a review of its books and records with respect to the Receivables and Related Rights.

g.   <u>Deposits to Lock-Box Accounts, the Concentration Account and the Collection Account</u>. Shall: (i) instruct all Obligors to make payments of all Receivables to one or more Lock-Box Accounts or to post office boxes to which only Lock-Box Banks have access (and shall instruct the Lock-Box

Banks to cause all items and amounts relating to such Receivables received in such post office boxes to be removed and deposited into a Lock-Box Account on a daily basis), and (ii) deposit, or cause to be deposited, any Collections received by it into the Concentration Account not later than one Business Day after receipt thereof. Each Lock-Box Account shall be subject to a Lock-Box Letter and each of the Concentration Account and the Collection Account shall at all times be subject to a Concentration Account Agreement and a Collection Account Agreement, respectively. Such Originator will not deposit or otherwise credit, or cause or permit to be so deposited or credited, to any Lock-Box Account, the Concentration Account or the Collection Account cash or cash proceeds other than Collections.

h. <u>Separate Corporate Existence of the Company</u>. Take such actions as shall be required in order that:

    i. the Company's operating expenses (other than certain organization expenses and expenses incurred in connection with the preparation, negotiation and delivery of the Transaction Documents) will not be paid by such Originator;

    ii. the Company's books and records will be maintained separately from those of such Originator;

    iii. all financial statements of such Originator that are consolidated to include the Company will contain a disclosure describing this transaction and will indicate that (A) all of the Company's assets are owned by the Company, and (B) the Company is a separate entity with creditors who have received interests in the Company's assets;

    iv. such Originator will, at all times, observe all formalities in its dealing with the Company;

    v. except as otherwise provided in the Receivables Purchase Agreement in connection with the servicing of Receivables, such Originator shall not commingle its funds with any funds of the Company;

    vi. such Originator will maintain arm's length relationships with the Company, and such Originator will be compensated at market rates for any services it renders or otherwise furnishes to the Company; and

    vii. such Originator will not be, and will not hold itself out to be, responsible for the debts of the Company or the decisions or actions in respect of the daily business and affairs of the Company.

(i)   Post Office Boxes. On or prior to the Closing Date, deliver to the Funding Agents a certificate from an authorized officer of such Originator to the effect that (i) the name of the renter of all post office boxes into which Collections may from time to time be mailed have been changed to the name of the Company (unless such post office boxes are in the name of the relevant Lock-Box Banks) and (ii) all relevant postmasters have been notified that each of Servicer and the Funding Agents are authorized to collect mail delivered to such post office boxes (unless such post office boxes are in the name of the relevant Lock-Box Banks).

6.2.   Reporting Requirements. From the Closing Date until the first day following the Purchase and Sale Termination Date, each Originator shall, unless the Funding Agents and the Company shall otherwise consent in writing (which consent by the Company shall not be unreasonably withheld), furnish to the Company and the Funding Agents:

a.   Proceedings. Promptly after such Originator has knowledge thereof, written notice to the Company and the Funding Agents of (i) all pending proceedings and investigations of the type described in Section 5.6 not previously disclosed to the Company and the Funding Agents and (ii) all material adverse developments that have occurred with respect to any previously disclosed proceedings and investigations.

b.   Other. Promptly, from time to time, such other information, documents, records or reports respecting the Receivables, the Related Rights or such Originator's performance hereunder that the Company or any Funding Agent may from time to time reasonably request in order to protect the interests of the Company, the Purchasers, the Collateral Agent or any other Affected Person under or as contemplated by the Transaction Documents.

6.3.   Negative Covenants. From the Closing Date until the first day following the Purchase and Sale Termination Date, each Originator agrees that, unless the Funding Agents and the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld), it shall not:

a.   Sales, Liens, Etc. Except as otherwise provided herein or in any other Transaction Document, sell, assign (by operation of law or otherwise) or otherwise dispose of, or create or suffer to exist any Adverse Claim upon or with respect to, any Receivable or related Contract, Collections or Related Security, or any interest therein, or assign any right to receive income in respect thereof.

b. <u>Extension or Amendment of Receivables</u>. Except as otherwise permitted in Section 4.2(a) of the Receivables Purchase Agreement or in accordance with the Credit and Collection Policy, extend, amend or otherwise modify the terms of any Receivable in any material respect, or amend, modify or waive, in any material respect, any term or condition of any Contract related thereto (which term or condition relates to payments under, or the enforcement of, such Contract).

c. <u>Change in Business or Credit and Collection Policy</u>. Make any change in the character of its business or materially alter its Credit and Collection Policy, which change would in either case, materially change the credit standing required of particular Obligors or potential Obligors or impair, in any material respect the collectibility of the Receivables generated by it.

d. <u>Receivables Not to be Evidenced by Promissory Notes or Chattel Paper</u>. Take any action to cause or permit any Receivable generated by it to become evidenced by any "instrument" or "chattel paper" (as defined in the applicable UCC) unless such "instrument" or "chattel paper" shall be delivered to the Company (which in turn shall deliver the same to the Collateral Agent for the benefit of the Purchasers).

e. <u>Mergers, Acquisitions, Sales, etc.</u> (i) Be a party to any merger or consolidation, except (A) a merger or consolidation where such Originator is the surviving corporation or (B) any other merger or consolidation consented to in writing by each Funding Agent (which consent, solely in the case of a merger or consolidation of such Originator into an Affiliate of Sequa, shall not be unreasonably withheld), prior to the occurrence thereof and pursuant to which all actions requested by any Funding Agent to protect or perfect the interests of the Company and/or the Collateral Agent in the Receivables and Related Rights have been taken or otherwise performed to the satisfaction of each such Funding Agent (including the receipt by such Funding Agents of an opinion of counsel as to any UCC or other company matters relating to such merger or consolidation as either Funding Agent may request) or (ii) directly or indirectly sell, transfer, assign, convey or lease (A) whether in one or a series of transactions, all or substantially all of its assets or (B) any Receivables or any interest therein (other than pursuant to this Agreement).

f. <u>Change in Lock-Box Banks, Lock-Box Accounts and Payment Instructions to Obligors</u>. Add or terminate any bank as a Lock-Box Bank or any account as a Lock-Box Account from those listed in Schedule II to the Receivables Purchase Agreement, or make any change in its instructions to Obligors regarding payments to be made to such Originator, the Company or any Lock-Box Account (or related post office box), unless the Funding Agents shall have consented thereto in writing and the Funding Agents shall have received copies of all agreements and documents (including Lock-Box Letters) that they may request in connection therewith.

g.   Accounting for Purchases. Account for or treat (whether in financial statements or otherwise) the transactions contemplated hereby in any manner other than as sales of the Receivables and Related Security by such Originator to the Company.

h.   Transaction Documents. Enter into, execute, deliver or otherwise become bound by any agreement, instrument, document or other arrangement that restricts the right of such Originator to amend, supplement, amend and restate or otherwise modify, or to extend or renew, or to waive any right under, this Agreement or any other Transaction Documents.

ARTICLE 7.

ADDITIONAL RIGHTS AND OBLIGATIONS IN
RESPECT OF THE RECEIVABLES

7.1.   Rights of the Company. Each Originator hereby authorizes the Company and the Servicer or their respective designees to take any and all steps in such Originator's name necessary or desirable, in their respective determination, to collect all amounts due under any and all Receivables and Related Rights, including, without limitation, endorsing such Originator's name on checks and other instruments representing Collections and enforcing such Receivables and the provisions of the related Contracts that concern payment and/or enforcement of rights to payment.

7.2.   Responsibilities of Each Originator. Anything herein to the contrary notwithstanding:

a.   Each Originator agrees to (A) direct, and hereby grants to each of the Company and the Collateral Agent (with the consent or at the direction of the Funding Agents) the authority to direct, all Obligors of Receivables originated by such Originator to make payments of such Receivables directly to a Lock-Box Account at a Lock-Box Bank, and (B) to transfer any Collections that it receives directly, to Servicer (for deposit to such a Lock-Box Account) within one Business Day of receipt thereof, and agrees that all such Collections shall be deemed to be received in trust for the Company.

b.   Each Originator shall perform its obligations hereunder, and the exercise by the Company or its designee of its rights hereunder shall not relieve such Originator from such obligations.

c.   None of the Company, Servicer, the Purchasers, the Funding Agents or the Collateral Agent shall have any obligation or liability to any Obligor or any other third Person with respect to any Receivables, Contracts related thereto or any other related agreements, nor shall the Company, Servicer, the Purchasers, the Funding Agents or the Collateral Agent be obligated to perform any of the obligations of any

Originator thereunder.

d.   Each Originator hereby grants to Collateral Agent (for the benefit of the Purchasers) an irrevocable power of attorney, with full power of substitution, coupled with an interest, to take in the name of such Originator all steps necessary or advisable to indorse, negotiate or otherwise realize on any writing or other right of any kind held or transmitted by such Originator or transmitted or received by the Company (whether or not from such Originator) in connection with any Receivable or Related Right.

7.3.   <u>Further Action Evidencing Purchases</u>. Each Originator agrees that from time to time, at its expense, it will promptly execute and deliver all further instruments and documents, and take all further action that the Company, Servicer or any Funding Agent may reasonably request in order to perfect, protect or more fully evidence the Receivables (and the Related Rights) purchased by, or contributed to, the Company hereunder, or to enable the Company to exercise or enforce any of its rights hereunder or under any other Transaction Document. Without limiting the generality of the foregoing, upon the request of the Company or any Funding Agent, each Originator will:

a.   authorize and execute, if necessary, and file such financing or continuation statements, or amendments thereto or assignments thereof, and such other instruments or notices, as may be necessary or appropriate; and

b.   mark the summary master control data processing records with the legend set forth in <u>Section 4.1(i)</u>.

Each Originator hereby authorizes the Company or its designee to file one or more financing or continuation statements, and amendments thereto and assignments thereof, relative to all or any of the Receivables (and the Related Rights) now existing or hereafter generated by such Originator. If any Originator fails to perform any of its agreements or obligations under this Agreement, the Company or its designee may (but shall not be required to) itself perform, or cause performance of, such agreement or obligation, and the expenses of the Company or its designee incurred in connection therewith shall be payable by such non-performing Originator as provided in <u>Section 9.1</u>.

7.4.   <u>Application of Collections</u>. Any payment by an Obligor in respect of any indebtedness owed by it to any Originator shall, except as otherwise specified by such Obligor or otherwise required by contract or law and unless otherwise instructed by the Company or the Funding Agents, be applied <u>first</u>, as a Collection of any Receivables of such Obligor, in the order of the age of such Receivables, starting with the oldest of such Receivables, and <u>second</u>, to any other indebtedness of such Obligor.

ARTICLE 8.

PURCHASE AND SALE TERMINATION EVENTS

8.1.   Purchase and Sale Termination Events. Each of the following events or occurrences described in this Section 8.1 shall constitute a "Purchase and Sale Termination Event":

a.   The Facility Termination Date (as defined in the Receivables Purchase Agreement) shall have occurred; or

b.   Any Originator shall fail to make any payment or deposit to be made by it hereunder when due and such failure shall remain unremedied for two Business Days after notice; or

c.   Any representation or warranty made or deemed to be made by any Originator (or any of its officers) under or in connection with this Agreement, any other Transaction Document or any other information or report delivered pursuant hereto or thereto shall prove to have been false or incorrect in any material respect when made or deemed made; or

d.   Any Originator shall fail to perform or observe in any material respect any agreement contained in any of Sections 6.1(l) or 6.3; or

e.   Any Originator shall fail to perform or observe any other term, covenant or agreement contained in this Agreement on its part to be performed or observed and such failure shall remain unremedied for a period of 30 days after written notice thereof shall have been given by Servicer, the Funding Agents or the Company to such Originator; or

f.   (i) Any Originator or any of its subsidiaries shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against such Originator or any of its subsidiaries seeking to adjudicate it as bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for it or for all or any substantial part of its property and, in the case of any such proceeding instituted against it (but not instituted by it), such proceeding shall remain undismissed or unstayed for a period of 30 days; or (ii) any Originator or any of its subsidiaries shall take any corporate action to authorize any of the actions set forth in clause (i) above in this Section

8.1(f); or

g.   A contribution failure shall occur with respect to any benefit plan sufficient to give rise to a lien under Section 302(f) of ERISA, or the Internal Revenue Service shall, or shall indicate its intention in writing to any Originator to, file notice of a lien asserting a claim or claims pursuant to the Code with regard to any of the assets of such Originator, or the Pension Benefit Guaranty Corporation shall, or shall indicate its intention in writing to such Originator or an ERISA Affiliate to, either file notice of a lien asserting a claim pursuant to ERISA with regard to any assets of such Originator or an ERISA Affiliate or terminate any benefit plan that has unfunded benefit liabilities.

8.2.   Remedies.

a.   Optional Termination. Upon the occurrence of a Purchase and Sale Termination Event, the Company shall have the option by notice to the Originators (with a copy to each Funding Agent) to declare the Purchase and Sale Termination Date to have occurred.

b.   Remedies Cumulative. Upon any termination of the Purchase Facility pursuant to this Section 8.2, the Company shall have, in addition to all other rights and remedies under this Agreement or otherwise, all other rights and remedies provided under the UCC of each applicable jurisdiction and other applicable laws, which rights shall be cumulative.

ARTICLE 9.

INDEMNIFICATION

9.1.   Indemnities by the Originators. Without limiting any other rights which the Company may have hereunder or under applicable law, each Originator, severally and for itself alone, and Sequa, jointly and severally with each Originator, hereby agrees to indemnify the Company and each of its assigns, officers, directors, employees and agents (each of the foregoing Persons being individually called a "Purchase and Sale Indemnified Party"), forthwith on demand, from and against any and all damages, losses, claims, judgments, liabilities and related costs and expenses, including reasonable attorneys' fees and disbursements (all of the foregoing being collectively called "Purchase and Sale Indemnified Amounts") awarded against or incurred by any of them arising out of or as a result of the following:

a.   the transfer by such Originator of an interest in any Receivable or Related Right to any Person other than the Company;

b.   the breach of any representation or warranty made or deemed made by such Originator under or in connection with this Agreement or any other Transaction Document, or any information or report delivered by such Originator pursuant hereto or thereto which shall have been false or incorrect in any respect when made or deemed made;

c.   the failure by such Originator to comply with any applicable law, rule or regulation with respect to any Receivable or the related Contract, or the nonconformity of any Receivable or the related Contract with any such applicable law, rule or regulation;

d.   the failure to vest and maintain vested in the Company an ownership interest in the Receivables generated by such Originator and the Related Rights free and clear of any Adverse Claim;

e.   the failure of such Originator to file with respect to itself, or any delay by such Originator in filing, financing statements or other similar instruments or documents under the UCC of any applicable jurisdiction or other applicable laws with respect to any Receivables or purported Receivables generated by such Originator or any Related Rights, whether at the time of any purchase or contribution or at any subsequent time;

f.   any dispute, claim, offset or defense (other than discharge in bankruptcy) of the Obligor to the payment of any Receivable or purported Receivable generated by such Originator (including, without limitation, a defense based on such Receivable or the related Contract not being a legal, valid and binding obligation of such Obligor enforceable against it in accordance with its terms), or any other claim resulting from the goods or services related to any such Receivable or the furnishing of or failure to furnish such goods or services;

g.   any product liability claim arising out of or in connection with goods or services that are subject of any Receivables;

h.   any litigation, proceeding or investigation against such Originator;

i.   any tax or governmental fee or charge (other than any tax excluded pursuant to the proviso below), all interest and penalties thereon or with respect thereto, and all out-of-pocket costs and expenses, including the reasonable fees and expenses of counsel in defending against the same, which may arise by reason of the purchase, contribution or ownership of the Receivables or any Related Right connected with any such Receivables;

j.   any failure of such Originator to perform its duties or obligations in accordance with the provisions of this Agreement or any other Transaction Document; and

k.   the commingling of Collections on Receivables of such Originator, at any time with other funds;

excluding, however, (i) Purchase and Sale Indemnified Amounts to the extent resulting from gross negligence or willful misconduct on the part of such Purchase and Sale Indemnified Party, (ii) any indemnification which has the effect of recourse for non-payment of the Receivables due to credit reasons of the related Obligor to any indemnitor (except as otherwise specifically provided under this Section 9.1) and (iii) any tax based upon or measured by net income taxes or gross receipts.

If for any reason the indemnification provided above in this Section 9.1 is unavailable to a Purchase and Sale Indemnified Party or is insufficient to hold such Purchase and Sale Indemnified Party harmless, then each of the Originators, severally and for itself alone, and Sequa, jointly and severally with each Originator, shall contribute to the amount paid or payable by such Purchase and Sale Indemnified Party as a result of such loss, claim, damage or liability to the maximum extent permitted under applicable law.

ARTICLE 10.

MISCELLANEOUS

10.1.   Amendments, etc.

a.   The provisions of this Agreement may from time to time be amended, modified or waived, if such amendment, modification or waiver is in writing and consented to by the Company, the Funding Agents and the Originators (with respect to an amendment) or by the Company (with respect to a waiver or consent by it).

b.   No failure or delay on the part of the Company, Servicer, any Originator or any third party beneficiary in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof or the exercise of any other power or right. No notice to or demand on the Company, Servicer, or any Originator in any case shall entitle it to any notice or demand in similar or other circumstances. No waiver or approval by the Company or Servicer under this Agreement shall, except as may otherwise be stated in such waiver or approval, be applicable to subsequent transactions. No waiver or approval under this Agreement shall require any similar or dissimilar waiver or approval thereafter to be granted hereunder.

10.2.   Notices, etc. All notices and other communications provided for hereunder shall, unless otherwise stated herein, be in writing (including facsimile communication) and shall be personally delivered or sent by express mail or courier or by certified mail, postage-prepaid, or by facsimile, to the intended party at the address or facsimile number of such party set forth under its name on the signature pages hereof or at such other address or facsimile number as shall be designated by such party in a written notice to the other parties hereto. All such notices and communications shall be effective, (i) if personally delivered or sent by express mail or courier or if sent by certified mail, when received, and (ii) if transmitted by facsimile, when sent, receipt confirmed by telephone or electronic means.

10.3.   No Waiver; Cumulative Remedies. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

10.4.   Binding Effect; Assignability. This Agreement shall be binding upon and inure to the benefit of the Company and each Originator and their respective successors and permitted assigns; provided, however, that no Originator may assign its rights hereunder or any interest herein or delegate its duties hereunder without the prior consent of the Company and the Funding Agents. This Agreement shall create and constitute the continuing obligations of the parties hereto in accordance with its terms, and shall remain in full force and effect until the date after the Purchase and Sale Termination Date on which the Originators have received payment in full for all Receivables and Related Rights purchased pursuant to Section 1.1 hereof. The rights and remedies with respect to any breach of any representation and warranty made by any Originator pursuant to Article 5 and the indemnification and payment provisions of Article 9 and Section 10.6 shall be continuing and shall survive any termination of this Agreement.

10.5.   Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

10.6.   Costs, Expenses and Taxes. In addition to the obligations of the Originators under Article 9, each Originator agrees to pay on demand:

a.   all reasonable costs and expenses in connection with the enforcement of this Agreement and the other Transaction Documents; and

b.   all stamp and other similar taxes and fees payable or determined to be payable in connection with the execution, delivery, filing and recording of this Agreement or the other Transaction Documents, and agrees to indemnify each Purchase and Sale Indemnified Party against any liabilities with respect to or resulting from any delay in paying or omission to pay such taxes and fees.

10.7.   Submission to Jurisdiction. EACH PARTY HERETO HEREBY IRREVOCABLY (a) SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY COURT OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, OVER ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY TRANSACTION DOCUMENT; (b) AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH STATE OR UNITED STATES FEDERAL COURT; (c) WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO UNDER APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING; (d) CONSENTS TO THE SERVICE OF ANY AND ALL PROCESS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES OF SUCH PROCESS TO SUCH PERSON AT ITS ADDRESS SPECIFIED IN SECTION 10.2; AND (e) TO THE EXTENT ALLOWED BY LAW, AGREES THAT A NONAPPEALABLE FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS SECTION 10.7 SHALL AFFECT THE COMPANY'S RIGHT TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING ANY ACTION OR PROCEEDING AGAINST ANY ORIGINATOR OR ITS RESPECTIVE PROPERTY IN THE COURTS OF ANY OTHER JURISDICTIONS.

10.8.   Waiver of Jury Trial. EACH PARTY HERETO EXPRESSLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT, OR UNDER ANY AMENDMENT, INSTRUMENT OR DOCUMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION HEREWITH OR ARISING FROM ANY RELATIONSHIP EXISTING IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT, AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

10.9.   Captions and Cross References; Incorporation by Reference. The various captions (including, without limitation, the table of contents) in this Agreement are included for convenience only and shall not affect the meaning or interpretation of any provision of this Agreement. References in this Agreement to any underscored Section or Exhibit are to such Section or Exhibit of this Agreement, as the case may be. The Exhibits hereto are hereby incorporated by reference into and made a part of this Agreement.

10.10. Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same Agreement.

10.11. <u>Acknowledgment and Agreement</u>. By execution below, each Originator expressly acknowledges and agrees that all of the Company's rights, title, and interests in, to, and under this Agreement shall be assigned by the Company to the Collateral Agent (for the benefit of the Purchasers) pursuant to the Receivables Purchase Agreement, and such Originator consents to such assignment. Each of the parties hereto acknowledges and agrees and hereby intends that the Collateral Agent, the Funding Agents and the Purchasers are third party beneficiaries of the rights of the Company arising hereunder and under the other Transaction Documents to which such Originator is a party.

(SIGNATURE PAGE TO FOLLOW)

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

SEQUA RECEIVABLES CORP.

By: /s/ JAMES P. LANGELOTTI
Name: James P. Langelotti
Title: Vice President and Treasurer

SEQUA RECEIVABLES CORP.
200 Park Avenue
New York, New York 10166
Attention: James Langelotti
Telephone: 212-986-5500
Facsimile: 212-370-3419

SEQUA CORPORATION, as initial Servicer

By: /s/ KENNETH A. DRUCKER
Name: Kenneth A. Drucker
Title: Vice President and Treasurer

SEQUA CORPORATION
200 Park Avenue
New York, New York 10166
Attention: Kenneth A. Drucker
Telephone: 212-986-5500
Facsimile: 212-370-3419

THE ORIGINATORS:

ARC AUTOMOTIVE, INC.

By: /s/ KENNETH A. DRUCKER
Name: Kenneth A. Drucker
Title: Vice President and Treasurer

ARC AUTOMOTIVE, INC.

5945 Wellington Road
Gainesville, Virginia 20155
Attention: Kenneth A. Drucker
Telephone:
Facsimile:

CASCO PRODUCTS CORPORATION

By: /s/ KENNETH A. DRUCKER
Name: Kenneth A. Drucker
Title: Vice President and Treasurer

CASCO PRODUCTS CORPORATION

380 Horace Street
Bridgeport, Connecticut 06610
Attention: Kenneth A. Drucker
Telephone:
Facsimile:

CHROMALLOY GAS TURBINE CORPORATION

By: /s/ KENNETH A. DRUCKER
Name: Kenneth A. Drucker
Title: Vice President and Treasurer

CHROMALLOY GAS TURBINE CORPORATION

4430 Director Drive

San Antonio, Texas 78219
Attention: Kenneth A. Drucker
Telephone:
Facsimile:

MEGTEC SYSTEMS, INC.

By: /s/ KENNETH A. DRUCKER
Name: Kenneth A. Drucker
Title: Vice President and Treasurer

MEGTEC SYSTEMS, INC.

830 Prosper Road
DePere, Wisconsin 54115
Attention: Kenneth A. Drucker
Telephone:
Facsimile:

SEQUA CORPORATION

By: /s/ KENNETH A. DRUCKER
Name: Kenneth A. Drucker
Title: Vice President and Treasurer

SEQUA CORPORATION

200 Park Avenue
New York, New York 10166
Attention: Kenneth A. Drucker
Telephone: 212-986-5500
Facsimile: 212-370-3419

CHROMALLOY CASTINGS TAMPA
CORPORATION

By: /s/ KENNETH A. DRUCKER
Name: Kenneth A. Drucker
Title: Vice President and Treasurer

CHROMALLOY CASTINGS
TAMPA CORPORATION

4430 Director Drive
San Antonio, Texas 78219
Attention: Kenneth A. Drucker
Telephone:
Facsimile:

CHROMALLOY SAN DIEGO CORPORATION

By: /s/ KENNETH A. DRUCKER
Name: Kenneth A. Drucker
Title: Vice President and Treasurer

CHROMALLOY SAN DIEGO CORPORATION

4430 Director Drive
San Antonio, Texas 78219
Attention: Kenneth A. Drucker
Telephone:
Facsimile:

SEQUA CAN MACHINERY, INC.

By: /s/ KENNETH A. DRUCKER
Name: Kenneth A. Drucker
Title: Vice President and Treasurer

SEQUA CAN MACHINERY, INC.

401 Central Avenue
East Rutherford, New Jersey 07073
Attention:
Telephone:
Facsimile:

SCHEDULE 5.13

UCC LOCATION AND ADDRESS

[Sequa to provide]

SCHEDULE 5.14

TRADE NAMES

None.

EXHIBIT A

FORM OF PURCHASE REPORT

ORIGINATOR: [NAME OF ORIGINATOR]

PURCHASER: SEQUA RECEIVABLES CORP.

DATE: _____

I.   OUTSTANDING BALANCE OF RECEIVABLES
        PURCHASED: _____

II.   FAIR MARKET VALUE DISCOUNT:

$$1/[1 + ((\text{Prime Rate}) \times \frac{\text{Days' Sales Outstanding}}{365})]$$

Prime Rate   =   _____

Days' Sales Outstanding   =   _____

III.   PURCHASE PRICE (I X II) = $_____

EXHIBIT B
FORM OF COMPANY NOTE

_____, 20__

FOR VALUE RECEIVED, the undersigned, SEQUA RECEIVABLES CORP., a New York corporation (the "Company"), promises to pay to _____, a [Delaware] [corporation] (the "Originator"), on the terms and subject to the conditions set forth herein and in the Purchase and Sale Agreement referred to below, the aggregate unpaid Purchase Price of all Receivables purchased by the Company from Originator pursuant to such Purchase and Sale Agreement, as such unpaid Purchase Price is shown in the records of the Servicer.

1.   Purchase and Sale Agreement. This Company Note is one of the Company Notes described in, and is subject to the terms and conditions set forth in, that certain Purchase and Sale Agreement dated as of April 30, 2004 (as the same may be amended, supplemented, amended and restated or otherwise modified in accordance with its terms, the "Purchase and Sale Agreement"), among the Company, the Originators named therein and Sequa Corporation, as initial Servicer. Reference is hereby made to the Purchase and Sale Agreement for a statement of certain other rights and obligations of the Company and the Originator.

2.   Definitions.   Capitalized terms used (but not defined) herein have the meanings assigned thereto in Exhibit I to the Receivables Purchase Agreement (as defined in the Purchase and Sale Agreement). In addition, as used herein, the following terms have the following meanings:

"Bankruptcy Proceedings" has the meaning set forth in clause (b) of paragraph 9 hereof.

"Final Maturity Date" means the Payment Date immediately following the date that falls one hundred twenty one (121) days after the Purchase and Sale Termination Date.

"Interest Period" means the period from and including a Payment Date (or, in the case of the first Interest Period, the date hereof) to but excluding the next Payment Date.

"Senior Interests" means, collectively, (i) all accrued Discount, (ii) all fees payable by the Company to the Senior Interest Holders pursuant to the Receivables Purchase Agreement, (iii) all amounts payable pursuant to Section 1.9, 1.10 and 6.4 of the Receivables Purchase Agreement, (iv) the aggregate Capital and (v) all other obligations owed by the Company to the Senior Interest Holders under the Receivables Purchase Agreement and other Transaction Documents that are due and payable, together with any and all interest and Discount accruing on any such amount after the commencement of any Bankruptcy Proceedings, notwithstanding any provision or rule of law that might restrict the rights of any Senior Interest Holder, as against the Company or anyone else, to collect such interest.

"Senior Interest Holders" means, collectively, the Affected Persons, the Purchasers, the Funding Agents, the Collateral Agent and the Indemnified Parties.

"Subordination Provisions" means, collectively, clauses (a) through (l) of paragraph 9 hereof.

"Telerate Screen Rate" means, for any Interest Period, the rate for thirty day commercial paper denominated in dollars which appears on Page 1250 of the Dow Jones Telerate Service (or such other page as may replace that page on that service for the purpose of displaying dollar commercial paper rates) at approximately 9:00 a.m., New York City time, on the first day of such Interest Period.

3.   Interest. Subject to the Subordination Provisions set forth below, the Company promises to pay interest on this Company Note as follows:

(a)   Prior to the Final Maturity Date, the aggregate unpaid Purchase Price from time to time outstanding during any Interest Period shall bear interest at a rate per annum equal to the Telerate Screen Rate for such Interest Period, as determined by Servicer; and

(b)   From (and including) the Final Maturity Date to (but excluding) the date on which the entire aggregate unpaid Purchase Price payable to Originator is fully paid, such aggregate unpaid Purchase Price from time to time outstanding shall bear interest at a rate per annum equal to the "Prime Rate" (as defined in the Purchase and Sale Agreement) or other comparable rate, as determined by Servicer.

4.   Interest Payment Dates. Subject to the Subordination Provisions set forth below, the Company shall pay accrued interest on this Company Note on each Payment Date, and shall pay accrued interest on the amount of each principal payment made in cash on a date other than a Payment Date at the time of such principal payment.

5.   Basis of Computation. Interest accrued hereunder that is computed by reference to the Telerate Screen Rate shall be computed for the actual number of days elapsed on the basis of a 360-day year, and interest accrued hereunder that is computed by reference to the rate described in paragraph 3(b) of this Company Note shall be computed for the actual number of days elapsed on the basis of a 365- or 366-day year.

6.   Principal Payment Dates. Subject to the Subordination Provisions set forth below, payments of the principal amount of this Company Note shall be made as follows:

(a)   The principal amount of this Company Note shall be reduced by an amount equal to each payment deemed made pursuant to Section 3.4 of the Purchase and Sale Agreement; and

(b)   The entire remaining unpaid Purchase Price of all Receivables purchased by the Company from Originator pursuant to the Purchase and Sale Agreement shall be paid on the Final Maturity Date.

Subject to the Subordination Provisions set forth below, the principal amount of and accrued interest on this Company Note may be prepaid on any Business Day without premium or penalty.

7.   <u>Payment Mechanics</u>. All payments of principal and interest hereunder are to be made in lawful money of the United States of America.

8.   <u>Enforcement Expenses</u>. In addition to and not in limitation of the foregoing, but subject to the Subordination Provisions set forth below and to any limitation imposed by applicable law, the Company agrees to pay all expenses, including reasonable attorneys' fees and legal expenses, incurred by Originator in seeking to collect any amounts payable hereunder which are not paid when due.

9.   <u>Subordination Provisions</u>. The Company covenants and agrees, and Originator and any other holder of this Company Note (collectively, Originator and any such other holder are called the "<u>Holder</u>"), by its acceptance of this Company Note, likewise covenants and agrees on behalf of itself and any holder of this Company Note, that the payment of the principal amount of and interest on this Company Note is hereby expressly subordinated in right of payment to the payment and performance of the Senior Interests to the extent and in the manner set forth in the following clauses of this <u>paragraph 9</u>:

(a)   No payment or other distribution of the Company's assets of any kind or Character, whether in cash, securities, or other rights or property, shall be made on account of this Company Note except to the extent such payment or other distribution is (i) permitted under Section 1(m) of Exhibit IV to the Receivables Purchase Agreement or (ii) made pursuant to <u>clause (a)</u> or <u>(b)</u> of <u>paragraph 6</u> of this Company Note;

(b)   In the event of any dissolution, winding up, liquidation, readjustment, Reorganization or other similar event relating to the Company, whether voluntary or involuntary, partial or complete, and whether in bankruptcy, insolvency or receivership proceedings, or upon an assignment for the benefit of creditors, or any other marshalling of the assets and liabilities of the Company or any sale of all or substantially all of the assets of the Company other than as permitted by the Purchase and Sale Agreement (such proceedings being herein collectively called "Bankruptcy Proceedings"), the Senior Interests shall first be paid and performed in full and in cash before Originator shall be entitled to receive and to retain any payment or distribution in respect of this Company Note. In order to implement the foregoing: (i) all payments and distributions of any kind or character in respect of this Company Note to which Holder would be entitled except for this clause (b) shall be made directly to the Collateral Agent (for the benefit of the Senior Interest Holders); (ii) Holder shall promptly file a claim or claims, in the form required in any Bankruptcy Proceedings, for the full outstanding amount of this Company Note, and shall use commercially reasonable efforts to cause said claim or claims to be approved and all payments and other distributions in respect thereof to be made directly to the Collateral Agent (for the benefit of the Senior Interest Holders) until the Senior Interests shall have been paid and performed in full and in cash; and (iii) Holder hereby irrevocably agrees that the Collateral Agent (acting on the behalf of the Purchasers), in the name of Holder or otherwise, may demand, sue for, collect, receive and receipt for any and all such payments or distributions, and file, prove and vote or consent in any such Bankruptcy Proceedings with respect to any and all claims of Holder relating to this Company Note, in each case until the Senior Interests shall have been paid and performed in full and in cash;

(c)   In the event that Holder receives any payment or other distribution of any kind or character from the Company or from any other source whatsoever, in respect of this Company Note, other than as expressly permitted by the terms of this Company Note, such payment or other distribution shall be received in trust for the Senior Interest Holders and shall be turned over by Holder to the Collateral Agent (for the benefit of the Senior Interest Holders) forthwith. Holder will mark its books and records so as clearly to indicate that this Company Note is subordinated in accordance with the terms hereof. All payments and distributions received by the Collateral Agent in respect of this Company Note, to the extent received in or converted into cash, may be applied by the Collateral Agent (for the benefit of the Senior Interest Holders) first to the payment of any and all expenses (including reasonable attorneys' fees and legal expenses) paid or incurred by the Senior Interest Holders in enforcing these Subordination Provisions, or in endeavoring to collect or realize upon this Company Note, and any balance thereof shall, solely as between Originator and the Senior Interest Holders, be applied by the Collateral Agent (in the order of application set forth in Section 1.4 of the Receivables Purchase Agreement) toward the payment of the Senior Interests; but as between the Company and its creditors, no such payments or distributions of any kind or character shall be deemed to be payments or distributions in respect of the Senior Interests;

(d)   Notwithstanding any payments or distributions received by the Senior Interest Holders in respect of this Company Note, while any Bankruptcy Proceedings are pending Holder shall not be subrogated to the then existing rights of the Senior Interest Holders in respect of the Senior Interests until the Senior Interests have been paid and performed in full and in cash at which time the Holder shall be subrogated to and entitled to assert the then existing rights of the Senior Interest Holders in respect of the Senior Interests. Prior to the time when the Senior Interest Holders have been paid in full and in cash if no Bankruptcy Proceedings are pending, Holder shall only be entitled to exercise any subrogation rights that it may acquire (by reason of a payment or distribution to the Senior Interest Holders in respect of this Company Note) to the extent that any payment arising out of the exercise of such rights would be permitted under Section 1(m) of Exhibit IV to the Receivables Purchase Agreement. From and after the time when the Senior Interest Holders shall have been paid in full and in cash in respect of all Senior Interests, the Holder shall be subrogated to and entitled to assert the then existing rights of the Senior Interest Holders in respect of the Senior Interest;

(e)   These Subordination Provisions are intended solely for the purpose of Defining the relative rights of Holder, on the one hand, and the Senior Interest Holders on the other hand. Nothing contained in these Subordination Provisions or elsewhere in this Company Note is intended to or shall impair, as between the Company, its creditors (other than the Senior Interest Holders) and Holder, the Company's obligation, which is unconditional and absolute, to pay Holder the principal of and interest on this Company Note as and when the same shall become due and payable in accordance with the terms hereof or to affect the relative rights of Holder and creditors of the Company (other than the Senior Interest Holders);

(f)   Holder shall not, until the Senior Interests have been paid and performed in full and in cash, (i) cancel, waive, forgive, transfer or assign, or commence legal proceedings to enforce or collect, or subordinate to any obligation of the Company, howsoever created, arising or evidenced, whether direct or indirect, absolute or contingent, or now or hereafter existing, or due or to become due, other than the Senior Interests, this Company Note or any rights in respect hereof or (ii) convert this Company Note into an equity interest in the Company, unless Holder shall have received the prior written consent of the Collateral Agent in each case;

(g)   Holder shall not, without the advance written consent of the Collateral Agent, Commence, or join with any other Person in commencing, any Bankruptcy Proceedings with respect to the Company until at least one year and one day shall have passed since the Senior Interests shall have been paid and performed in full and in cash;

(h)   If, at any time, any payment (in whole or in part) of any Senior Interest is Rescinded or must be restored or returned by a Senior Interest Holder (whether in connection with Bankruptcy Proceedings or otherwise), these Subordination Provisions shall continue to be effective or shall be reinstated, as the case may be, as though such payment had not been made;

(i)   Each of the Senior Interest Holders may, from time to time, at its sole discretion, without notice to Holder, and without waiving any of its rights under these Subordination Provisions, take any or all of the following actions: (i) retain or obtain an interest in any property to secure any of the Senior Interests; (ii) retain or obtain the primary or secondary obligations of any other obligor or obligors with respect to any of the Senior Interests; (iii) extend or renew for one or more periods (whether or not longer than the original period), alter or exchange any of the Senior Interests, or release or compromise any obligation of any nature with respect to any of the Senior Interests; (iv) amend, supplement, amend and restate, or otherwise modify any Transaction Document; and (v) release its security interest in, or surrender, release or permit any substitution or exchange for all or any part of any rights or property securing any of the Senior Interests, or extend or renew for one or more periods (whether or not longer than the original period), or release, compromise, alter or exchange any obligations of any nature of any obligor with respect to any such rights or property;

(j)   Holder hereby waives: (i) notice of acceptance of these Subordination Provisions by any of the Senior Interest Holders; (ii) notice of the existence, creation, non-payment or non-performance of all or any of the Senior Interests; and (iii) all diligence in enforcement, collection or protection of, or realization upon, the Senior Interests, or any thereof, or any security therefor;

(k)   Each of the Senior Interest Holders may, from time to time, on the terms and subject to the conditions set forth in the Transaction Documents to which such Persons are party, but without notice to Holder, assign or transfer any or all of the Senior Interests, or any interest therein; and, notwithstanding any such assignment or transfer or any subsequent assignment or transfer thereof, such Senior Interests shall be and remain Senior Interests for the purposes of these Subordination Provisions, and every immediate and successive assignee or transferee of any of the Senior Interests or of any interest of such assignee or transferee in the Senior Interests shall be entitled to the benefits of these Subordination Provisions to the same extent as if such assignee or transferee were the assignor or transferor; and

(l)   These Subordination Provisions constitute a continuing offer from the Holder of this Company Note to all Persons who become the holders of, or who continue to hold, Senior Interests; and these Subordination Provisions are made for the benefit of the Senior Interest Holders, and the Collateral Agent may proceed to enforce such provisions on behalf of each of such Persons.

10.   General. No failure or delay on the part of Originator in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power or right preclude any other or further exercise thereof or the exercise of any other power or right. No amendment, modification or waiver of, or consent with respect to, any provision of this Company Note shall in any event be effective unless (i) the same shall be in writing and signed and delivered by the Company and Holder and (ii) all consents required for such actions under the Transaction Documents shall have been received by the appropriate Persons.

11.   Maximum Interest. Notwithstanding anything in this Company Note to the contrary, the Company shall never be required to pay unearned interest on any amount outstanding hereunder and shall never be required to pay interest on the principal amount outstanding hereunder at a rate in excess of the maximum nonusurious interest rate that may be contracted for, charged or received under applicable federal or state law (such maximum rate being herein called the "Highest Lawful Rate"). If the effective rate of interest which would otherwise by payable under this Company Note would exceed the Highest Lawful Rate, or if the Holder of this Company Note shall receive any unearned interest or shall receive monies that are deemed to constitute interest which would increase the effective rate of interest payable by the Company under this Company Note to a rate in excess of the Highest Lawful Rate, then (i) the amount of interest which would otherwise by payable by the Company under this Company Note shall be reduced to the amount allowed by applicable law and (ii) any unearned interest paid by the Company or any interest paid by the Company in excess of the Highest Lawful Rate shall be refunded to the Company. Without limitation of the foregoing, all calculations of the rate of interest contracted for, charged or received by Originator under this Company Note that are made for the purpose of determining whether such rate exceeds the Highest Lawful Rate applicable to Originator (such Highest Lawful Rate being herein called the "Originator's Maximum Permissible Rate") shall be made, to the extent permitted by usury laws applicable to Originator (now or hereafter enacted), by amortizing, prorating and spreading in equal parts during the actual period during which any amount has been outstanding hereunder all interest at any time contracted for, charged or received by Originator in connection herewith. If at any time and from time to time (i) the amount of interest payable to Originator on any date shall be computed at Originator's Maximum Permissible Rate pursuant to the provisions of the foregoing sentence and (ii) in respect of any subsequent interest computation period the amount of interest otherwise payable to Originator would be less than the amount of interest payable to Originator computed at Originator's Maximum Permissible Rate, then the amount of interest payable to Originator in respect of such subsequent interest computation period shall continue to be computed at Originator's Maximum Permissible Rate until the total amount of interest payable to Originator shall equal the total amount of interest which would have been payable to Originator if the total amount of interest had been computed without giving effect to the provisions of the foregoing sentence.

12.   No Negotiation. This Company Note is not negotiable.

13.   **Governing Law. THIS COMPANY NOTE HAS BEEN DELIVERED IN NEW YORK, NEW YORK, AND SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE. OF NEW YORK.**

14.   Captions. Paragraph captions used in this Company Note are for convenience only and shall not affect the meaning or interpretation of any provision of this Company Note.

(continued on following page)

SEQUA RECEIVABLES CORP.

By:_____
Name:
Title:

EXHIBIT C

FORM OF JOINDER AGREEMENT

THIS JOINDER AGREEMENT, dated as of _____, 20__ (this "<u>Agreement</u>") is executed by _____, a [corporation] organized under the laws of _____ (the "<u>Additional Originator</u>"), with its principal place of business located at _____.

BACKGROUND

1.   Sequa Receivables Corp. (the "<u>Company</u>"), Sequa Corporation, as the initial Servicer ("<u>Sequa</u>") and certain other entities as Originators (hereinafter referred to as the "<u>Originator</u>" or the "<u>Originators</u>"), have entered into a Purchase and Sale Agreement, dated as of April 30, 2004 (as amended, supplemented or otherwise modified through the date hereof, the "<u>Purchase Agreement</u>").

2.   The Additional Originator desires to become an Originator pursuant to <u>Section 4.3</u> of the Purchase Agreement.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Additional Originator hereby agrees as follows:

SECTION 1. <u>Definitions</u>. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned thereto in the Purchase Agreement or in the Receivables Purchase Agreement (as defined in the Purchase Agreement).

SECTION 2. <u>Transaction Documents</u>. The Additional Originator hereby agrees that it shall be bound by all of the terms, conditions and provisions of, and shall be deemed to be a party to (as if it were an original signatory to), the Purchase Agreement. From and after the later of the date hereof and the date that all of the requirements of <u>Section 4.3</u> of the Purchase Agreement have been satisfied, the Additional Originator shall be an Originator for all purposes of the Transaction Documents. The Additional Originator hereby acknowledges that it has received copies of the Purchase Agreement and the other Transaction Documents.

SECTION 3. <u>Representations and Warranties</u>. The Additional Originator hereby makes all of the representations and warranties set forth in <u>Article 5 </u>of the Purchase Agreement as of the date hereof, as if such representations and warranties were fully set forth herein. The Additional Originator hereby represents and warrants that its location (as such term is used in the applicable UCC) is in [state], the offices where the Additional Originator keeps its records concerning Receivables, and where notices to such Additional Originator should be sent is as follows:

SECTION 4. <u>Miscellaneous</u>. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York. This Agreement is executed by the Additional Originator for the benefit of Sequa, the Company and the Originators from time to time to time party to the Purchase Agreement, and each of the foregoing parties may rely hereon. This Agreement shall be binding upon, and shall inure to the benefit of, the Additional Originator and its successors and permitted assigns.

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed by its duly authorized officer as of the date and year first above written.

[NAME OF ADDITIONAL ORIGINATOR]

By:
Name Printed:
Title:

Consented to:

SEQUA RECEIVABLES CORP.

By:_____
  Name:_____
  Title:_____

SEQUA CORPORATION

By:_____
  Name:_____
  Title:_____

Acknowledged by:

THE BANK OF NOVA SCOTIA,
as a Funding Agent

By:_____
  Name:_____
  Title:_____

PNC BANK, NATIONAL ASSOCIATION,
as a Funding Agent

By:_____
  Name:_____
  Title:_____